November 7, 2018

Arnon Rosenthal, Ph.D.
Chief Executive Officer
Alector, Inc.
151 Oyster Point Boulevard
Suite 300
South San Francisco, CA 94080

       Re: Alector, Inc.
           Draft Registration Statement on Form S-1
           Filed October 12, 2018
           CIK No. 0001653087

Dear Dr. Rosenthal:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Please revise throughout to remove any inference regarding the efficacy of your product candidates, that your product candidates are more likely than others to receive FDA or foreign approval, or that your product candidates are more likely to receive faster approvals. Given that the determination of a product's safety and efficacy is solely within the FDA's authority and your product candidates have not yet completed clinical trials, these inferences are not appropriate. We note by way of example your statement in the
 Arnon Rosenthal, Ph.D.
FirstName LastNameArnon Rosenthal, Ph.D.
Alector, Inc.
Comapany 7, 2018
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         second bullet point on page 1 regarding your ability to "obtain meaningful indications of efficacy earlier than would otherwise be expected"; your statement in the last full paragraph that certain clinical trials "have the potential to demonstrate clinical efficacy more quickly"; your statement on page 101 regarding "efficacy in an animal disease model"; and similar statements elsewhere in the prospectus.
2. Refer to the clinical pipeline table on pages 2 and 88. Please include columns for each of
         Phase 1, 2, and 3 clinical trials and clarify that AL001 is in the beginning of Phase 1.
3. Refer to the table captioned "Programs in R&D" on pages 2 and 88. Please tell us why you believe it is material to investors to include this table in the prospectus summary. In this regard, we note you have four product candidates that appear to be significantly more advanced in their development than the candidates in the "Programs in R&D" table and you are prioritizing the development of the more advanced candidates over the development of the other candidates. If you believe it is material to retain the "Programs in R&D" table, please further differentiate it from the pipeline table appearing immediately above it in order to reduce the risk of the tables being viewed as a single table.
4. Please balance the first paragraph following the tables on page 2 and 88 by clarifying that orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
5. In the first paragraph following the tables on page 2, please define pharmacokinetic and pharmacodynamic and briefly explain the different characteristics in AL001 and AL101.
Implications of Being an Emerging Growth Company, page 5

6. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 63

7. Refer to the fourth and fifth bullet points. Please specify how far in the development of each of preclinical pipeline and Discovery Program you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to
Item 504 of
         Regulation S-K.
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FirstName LastNameArnon Rosenthal, Ph.D.
Alector, Inc.
Comapany 7, 2018
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 81

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Our Strategy, page 90

9. You state that you are focused on a biomarker-driven approach. Please discuss whether this approach may limit the potential market for your product candidates and whether you may be required to conduct additional clinical trials on a broader patient population in order to obtain approval. We note your disclosure on page 88 that you anticipate initiating a clinical trial in an additional genetic subset of FTD patients.
Our Pipeline Programs, page 94

10. For each of the PGRN, TREM2, and SIGLEC 3 preclinical trials discussed in this section, please expand the description of these trials to provide specific details and results of the studies, including, the date(s) of the trials and the location; the identity of any trial sponsor, as applicable; patient information (e.g., number of animals modeled and treated and the criteria for participation in the study); duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the p-values supporting statistical significance. Similarly revise the description of the Phase 1 trials to the extent this information is available.
Anti-Takeover Effects of Certain Provisions of Delaware Law . . . .
Exclusive Forum, page 159

11. We note that the amended and restated Certificate of Incorporation that will be effective on closing of this offering and your disclosure here identifies the Delaware Court of
         Chancery as the exclusive forum for certain litigation, including "any derivative action."
          Please disclose whether this provision applies to actions arising under the Exchange Act.
         In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents states this clearly.
12. We note that the amended and restated Certificate of Incorporation that will be effective
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Alector, Inc.
November 7, 2018
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      upon closing of this offering and your disclosure identify the federal district courts as the exclusive forum for claims arising under the Securities Act. Please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition
Collaboration Revenue, page F-10

13. Regarding your collaboration with AbbVie, please provide us the following:
        An analysis with reference to the accounting literature on which you relied supporting your accounting for AbbVie's option to enter into a license and collaboration agreement with you.
        The duration over which the Phase 2 clinical trials are expected to be completed.
        A description and amount by milestone, option-exercise fee or by type for the $985.6 million in milestone payments and option-exercise fees.
General

14. Please provide us mockups of any pages that include any additional graphics or artwork, including accompanying captions. Please keep in mind, in scheduling printing and distributing the preliminary prospectus, that we may have comments after reviewing the materials. For guidance, refer to Securities Act Forms Compliance and Disclosure
      Interpretation 101.02.
15. We have received your application for confidential treatment for portions of certain exhibits. Please note we will provide under separate cover any comments we may have on your application.
       You may contact Keira Nakada at (202) 551-3659 or Jim Rosenberg, Senior Assistant
Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Dietrich King, Attorney-Advisor, at (202) 551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameArnon Rosenthal, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameAlector, Inc.
                                                             Office of
Healthcare & Insurance
November 7, 2018 Page 4
cc:       Tony Jeffries
FirstName LastName